FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Letter to the Buenos Aires Stock Exchange regarding Cash Dividends Distribution

TRANSLATION FROM SPANISH

Payment of Cash Dividends

Shareholders are hereby notified that, in accordance with the resolution made by the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2006, and having complied with the preceding condition described therein, and after the submission of such resolution to the Board of Directors’ Meeting held on May 24, 2006, it was resolved that as of June 2, 2006 the Bank will proceed with the payment of a cash dividends for the sum of $27,000,000 (equivalent to 5.72809% per share of nominal value $1 each)

The abovementioned distribution is subject to the withholding, set forth in the Section added after Section 69 of the Income Tax Law, of 35% on the portion of dividends exceeding profits established on the basis of the application of the general regulations of such law. We hereby inform that the Bank will previously inquire the AFIP (Argentine Public Revenue Administration) about the applicability of such withholding.

Until the pertinent reply is received, BBVA Banco Frances SA shall keep any amounts withheld in an interest bearing account. Any reply received from the AFIP (Argentine Tax Authority) will be duly informed through the Daily Bulletin of the Buenos Aires Stock Exchange (Boletin Diario de la Bolsa de Comercio de Buenos Aires.) If pertinent, all shareholders will be duly informed of any amounts withheld plus any interest at their disposal at the Caja de Valores SA.

Likewise, the Bank will withhold, if pertinent, the amount corresponding to the Personal Property Tax paid by the Bank set forth in the Section added after Section 25 of Law 25,585. Such tax is determined by applying a 0.5% rate on every shareholding at December 31, 2005, at the book value as of that date.

The distribution shall be made through Caja de Valores S.A. [Central Securities Depository], at its offices at 25 de Mayo 362, City of Buenos Aires, from Monday to Friday, 10:00 AM to 3:00 PM, as soon as the information on the net amount to be paid is received from Banco Francés.

The above-mentioned Income Tax withholdings and deductions of Personal Property Tax must not exceed an aggregate of the gross dividend determined for each shareholder.

BBVA BANCO FRANCÉS S.A.

Reconquista 199 (C1003ABB) Casilla de Correo 3196 Correo Central (1000) Buenos Aires Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 24, 2006	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G.Canestri
	Title:	Chief Financial Officer